Almere, The Netherlands
July 23, 2014
ASM INTERNATIONAL N.V. REPORTS
SECOND QUARTER 2014 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2014 operating results (unaudited) in accordance with US GAAP.

FINANCIAL HIGHLIGHTS

	Quarter
EUR million	Q2 2013	Q1 2014	Q2 2014
New orders	128.4	172.1	119.5
Net sales	128.6	150.7	148.4
Gross profit margin %	39.3%	43.7%	42.3%
Operating results	16.2	32.5	27.4
Result from investments (excl. amortization and fair value purchase price allocation)	9.2	5.7	15.8
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments1)	(40.6)	(5.4)	(5.5)
Net earnings	(23.4)	27.1	34.6
Normalized net earnings (excl. remeasurement gain realized gain on sale of ASMPT shares, amortization and fair value adjustments)	17.2	32.5	40.1

•
Net sales for the second quarter 2014 decreased with 2% compared to the first quarter and increased with 15% year-on-year, mainly driven by ALD and PEALD sales which were substantially higher than in the comparable period last year.

•
Normalized net earnings for the second quarter 2014 increased compared to the first quarter mainly due to a higher result from investments. Compared to the same quarter last year, besides the effect of higher results from investments, the improvement was due to higher sales and positive mix effects.

1) Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, ASMI's shareholding is reduced to 40%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line 'result from investments'. In 2013 a purchase price allocation took place, which was finalized in the fourth quarter, resulting in the recognition and subsequent amortization of certain intangible assets.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"The second quarter of 2014 showed again strong financial results. Sales were at EUR 148m only 2% below the record level in Q1. ALD and PEALD were the main drivers. Gross margin remained above 42%, even though the mix was not as favorable as in Q1. Order intake decreased by strong double digits in Q2, which was in line with our guidance and followed on the very high level of orders in Q1. We have seen that some of our customers are absorbing the investments that they have made in the last quarters, which drove the lower order intake in Q2."

OUTLOOK
For Q3 we expect a strong double digit sales decrease compared to Q2, on a currency comparable basis. The Q3 2014 order intake is expected to be around the same level as Q2, also on a currency comparable basis.

INTERIM FINANCIAL REPORT
On August 29, 2014 ASM International will publish its Interim Financial report for the six months ended June 30, 2014. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht) and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2014 will be available online at www.asm.com as from August 29, 2014.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, July 24, 2014 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0412

•	International: + 44 (0)20 3427 1911

•	The Netherlands: + 31 (0)20 713 2998

•	Access Code: 8866280
A simultaneous audio web cast will be accessible at www.asm.com.

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CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
SECOND QUARTER 2014

The following table shows the operating performance for the second quarter of 2014 as compared to the first quarter of 2014 and the second quarter of 2013:

EUR million	Q2 2013	Q1 2014	Q2 2014	Change Q1 2014 to Q2 2014	Change Q2 2013 to Q2 2014
New orders	128.4	172.1	119.5	(31)%	(7)%
Backlog	117.0	135.9	109.1	(20)%	(7)%
Book-to-bill	1.0	1.1	0.8

Net sales	128.6	150.7	148.4	(2)%	15%
Gross profit	50.5	65.9	62.8	(5)%	24%
Gross profit margin %	39.3%	43.7%	42.3%

Selling, general and administrative expenses	(18.6)	(19.2)	(19.9)	4%	7%
Research and development expenses	(15.0)	(14.1)	(15.4)	9%	3%
Restructuring expenses	(0.7)	—	(0.1)	n/a	n/a

Operating result	16.2	32.5	27.4	(5.1)	11.2
Operating margin %	12.6%	21.6%	18.5%

Financing costs	(4.8)	(1.3)	2.5	3.8	7.3
Income tax	(3.4)	(4.4)	(5.7)	(1.3)	(2.3)
Result from investments	9.2	5.7	15.8	10.1	6.6
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	(40.6)	(5.4)	(5.5)	(0.1)	35.1

Net earnings	(23.4)	27.1	34.6	7.5	58.0
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	17.2	32.5	40.1	7.6	22.9

Net earnings per share, diluted	€(0.37)	€0.42	€0.53	€0.11	€0.90
Normalized net earnings per share, diluted	€0.28	€0.50	€0.62	€0.12	€0.34

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Results

The backlog decreased from €136 million at the end of the first quarter to €109 million as per June 30, 2014. The book-to-bill ratio decreased to a level of 0.8.

The following table shows the level of new orders for the second quarter of 2014 and the backlog at the end of the second quarter of 2014, compared to the previous quarter and the comparable quarter previous year:

EUR million	Q2 2013	Q1 2014	Q2 2014	Change Q1 2014 to Q2 2014	Change Q2 2013 to Q2 2014
Backlog at the beginning of the quarter	119.9	114.8	135.9	18%	13%
New orders for the quarter	128.4	172.1	119.5	(31)%	(7)%
Net sales for the quarter	(128.6)	(150.7)	(148.4)	(2)%	15%
FX-effect for the quarter	(2.7)	(0.3)	2.1

Backlog at the end of the quarter	117.0	135.9	109.1	(20)%	(7)%

Book-to-bill ratio (new orders divided by net sales)	1.0	1.1	0.8

Net sales for the second quarter 2014 decreased with 2% compared to the previous quarter and increased with 15% year-on-year, again mainly driven by ALD and PEALD. The impact of currency changes was flat quarter to quarter and a decrease of 5% year-over-year.

The gross profit margin in the second quarter slightly decreased to 42.3% (Q1 2014: 43.7%). This resulted from less favorable mix effects caused by a higher number of investment tools sold in Q2. For Q2 2013 gross profit margin as a percentage of sales was 39.3%. The impact of currency changes on gross profit was flat quarter to quarter and a decrease of 5% year-over-year.

Selling, general and administrative expenses increased with 4% compared to the previous quarter. As a percentage of sales SG&A expenses remained at 13%; the same level as in the previous quarter. For the second quarter of 2013 this was 14%. The impact of currency changes on SG&A expenses was flat quarter to quarter and a decrease of 3% year-over-year.

Research and development expenses increased with 9% compared to the previous quarter. As a percentage of sales R&D expenses increased to 10%, compared to 9% for the previous quarter. For the second quarter of 2013 this was 12%. The impact of currency changes on R&D expenses was flat quarter to quarter and a decrease of 5% year-over-year.

Operating result was affected by currency changes with an increase of 1% quarter to quarter and a decrease of 6% year-over-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US dollar. Currency changes, mainly between US dollar and Euro during Q2 resulted in a translation gain of €2.5 million compared to a loss of €0.9 million in the previous quarter.

Result from investments includes our 40% share in net earnings of ASMPT. In Q2 ASMPT showed a sales increase of 38% compared to the previous quarter, from HK$2,493 million to HK$3,438 million. Sales were 21% above the level of Q2, 2013 of HK$2,850 million. Net earnings increased from €14.3 million in Q1 to €39.5 million (on a 100% basis). Q2 last year, also on a 100% basis, showed net profit at €23 million.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.5 million in Q2. For 2014 this amortization and depreciation amount is expected to be approximately €22 million.

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Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

EUR million	Q2 2013	Q1 2014	Q2 2014
Net earnings	(23.4)	27.1	34.6
Adjustments to cash from operating activities
Depreciation and amortization	5.1	5.1	5.0
Income tax	3.0	2.0	1.9
Amortization PPA intangibles and fair value adjustments	34.0	5.4	5.5
Result from investments	—	(5.7)	(15.8)
Other adjustments	—	1.6	1.6

Changes in other assets and liabilities
Accounts receivable	(25.4)	5.0	4.5
Inventories	0.1	(5.7)	11.5
Accounts payable	(1.3)	16.0	(14.7)
Other assets and liabilities	8.5	11.8	(15.8)
Net cash provided (used) by operating activities	0.6	62.6	18.3

Capital expenditures	(0.2)	(4.0)	(6.5)
Divestment subsidiaries	—	—	—
Other	0.3	—	(0.2)
Net cash provided (used) in investing activities	0.1	(4.0)	(6.7)

Bank positions	—	—	—
Loans proceeds and debt issuance fees (paid)	—	(0.1)	(1.3)
Purchase treasury shares	—	—	—
Shares issued	0.1	0.8	2.1
Dividend paid and capital repaid to shareholders ASMI	(31.7)	—	(27.7)
Dividend received from investments	4.7	—	7.5
Net cash provided (used) in financing activities	(26.9)	0.7	(19.4)

Net cash (used) provided	(26.2)	59.3	(7.8)

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Balance sheet.

EUR million	December 31, 2013	June 30, 2014
Cash and cash equivalents	312.4	368.3
Accounts receivable	83.0	75.2
Inventories	104.5	100.8
Other current assets	18.1	19.0
Total current assets	517.9	563.4

Investments and associates	944.0	967.2
Property, plant and equipment	56.5	61.2
Goodwill	11.4	11.8
Other non-current assets	21.3	25.7
Total non-current assets	1,033.2	1,065.8

Total assets	1,551.2	1,629.2

Accounts payable	44.8	47.3
Other current liabilities	56.6	63.5
Total current liabilities	101.5	110.9

Pension liabilities	2.5	2.6
Total non-current liabilities	2.5	2.6

Shareholders' equity	1,447.2	1,515.7

Total liabilities and shareholders' equity	1,551.2	1,629.2

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased to €95 million compared to €81 million per March 31, 2014. The number of outstanding days of working capital, measured against quarterly sales, increased from 48 days at March 31, 2014 to 57 days on June 30, 2014.

Sources of liquidity. On June 30, 2014, the Company’s principal sources of liquidity consisted of €368 million in cash and cash equivalents and €150 million in undrawn bank lines.

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OPERATING AND FINANCIAL REVIEW
SIX MONTHS ENDED JUNE 30, 2014

The following table shows the operating performance for the six months ended June 30, 2014 as compared to the same period of the previous year on a pro-forma basis:

	Six months ended June 30,
EUR million	2013 pro-forma	2014	Change
New orders	234.3	291.6	24%
Backlog	117.0	109.1	(7)%
Book-to-bill	1.1	1.0

Net sales	208.6	299.1	43%
Gross profit	80.7	128.7	59%
Gross profit margin %	38.7%	43.0%

Selling, general and administrative expenses	(33.9)	(39.1)	15%
Research and development expenses	(28.4)	(29.6)	4%
Restructuring expenses	(1.0)	(0.1)	n/a

Operating result	17.3	59.9	42.6
Operating margin %	8.3%	20.0%

Financing costs	(2.2)	1.3	3.5
Income tax	(4.0)	(10.1)	(6.1)
Result from investments	8.7	21.5	12.8
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	1,366.9	(10.9)	(1,377.8)

Net earnings	1,386.7	61.7	(1,325.0)
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	19.8	72.6	52.8

Net earnings per share, diluted	€21.72	€0.95	€(20.77)
Normalized net earnings per share, diluted	€0.31	€1.12	€0.81

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result from investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q1, 2013 a share of 52% in ASMPT's net earnings is presented for the period January 1- March 15. For the period March 16 - March 31 the actual 40% shareholding is reflected.

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Results

The backlog decreased with 7% compared to June 30 last year. The book-to-bill ratio was 1.0.

The following table shows the level of new orders for the six months ended June 30, 2014, the backlog at the end of the second quarter of 2014, compared to the comparable period of 2013:

	Six months ended June 30,
EUR million	2013	2014	Change
Backlog at the beginning of the year	91.7	114.8	25%
New orders	234.3	291.6	24%
Net sales	(208.6)	(299.1)	43%
FX-effect	(0.4)	1.8

Backlog as per reporting date	117.0	109.1	(7)%

Book-to-bill ratio (new orders divided by net sales)	1.1	1.0

Net sales for the six months ended June 30, 2014 increased with 43% year-on-year, mainly driven by ALD and PEALD sales, which were subsequently higher than in the comparable period last year. The impact of currency changes was a decrease of 4%.

The gross profit margin for the six months ended June 30, 2014 increased to 43.0% (2013: 38.7%). This resulted from continued positive mix effects and a high utilization in combination with effects of changes in our manufacturing operations and supply chain. The impact of currency changes was a decrease of 5%.

Selling, general and administrative expenses increased with 15% compared to the comparable period previous year. As a percentage of sales SG&A expenses were 13% compared to 16% for the same period previous year. The impact of currency changes was a decrease of 3%.

Research and development expenses increased with 4% compared to the comparable period previous year. As a percentage of sales R&D expenses decreased to 10%, compared to 14% for the same period previous year. The impact of currency changes was a decrease of 5%.

Operating result was affected by the translation effect of currency changes with a decrease of 7% year-over-year.

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ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

SIX MONTHS ENDED JUNE 30, 2014

	Six months ended June 30,
EUR million, except earnings per share	2013	2014	Change
Net sales	368.9	299.1	(19)%
Gross profit	119.1	128.7	8%
Gross profit margin %	32.3%	43.0%

Selling, general and administrative expenses	(59.5)	(39.1)	(34)%
Research and development expenses	(45.5)	(29.6)	(35)%
Restructuring expenses	(1.0)	(0.1)	n/a
Result from operations	13.0	59.9	n/a

Net earnings -1-	1,386.7	61.7	n/a
Net earnings per share, diluted in euro -1-	€21.72	€0.95	n/a
1) Allocated to the shareholders of the parent

Net Sales

	Six months ended June 30,
EUR million	2013	2014	Change
Front-end	208.6	299.1	43%
Back-end	160.3	—	n/a
ASMI consolidated	368.9	299.1	(19)%

Gross Profit (Margin)

	Six months ended June 30,
EUR million	Gross profit		Gross profit margin
	2013	2014	2013	2014	Increase or (decrease) percentage points
Front-end	80.7	128.7	38.7%	43.0%	4.3	ppt
Back-end	38.4	—	24.0%	—%	(24.0	)ppt
ASMI consolidated	119.1	128.7	32.3%	43.0%	10.7	ppt

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Selling, General and Administrative Expenses

	Six months ended June 30,
EUR million	2013	2014	Change
Front-end	33.9	39.1	15%
Back-end	25.6	—	n/a
ASMI consolidated	59.5	39.1	(34)%

Research and Development Expenses

	Six months ended June 30,
EUR million	2013	2014	Change
Front-end	28.4	29.6	4%
Back-end	17.1	—	n/a
ASMI consolidated	45.5	29.6	(35)%

Result from Operations

	Six months ended June 30,
EUR million	2013	2014	Change
Front-end
Before special items	18.3	60.0	41.7
Restructuring expenses	(1.0)	(0.1)	0.9
After special items	17.3	59.9	42.6

Back-end	(4.3)	—	4.3
ASMI consolidated	13.0	59.9	46.9

Net Earnings allocated to the shareholders of the parent

	Six months ended June 30,
EUR million	2013	2014	Change
Front-end
Before special items	12.2	51.2	39.0
Restructuring expenses	(1.0)	(0.1)	0.9
After special items	11.2	51.1	39.9

Back-end
Until March 15, 2013 consolidated	(2.8)	—	2.8
As from March 15, 2013 as a 40% investment	11.5	21.5	10.0
Total	8.7	21.5	12.8

Realized gain on the sale of 11.88% of the ASMPT shares	245.2	—	(245.2)
Unrealized remeasurement gain on the remaining 40% of the ASMPT shares and amortization intangibles recognized in purchase price allocation	1,121.7	(10.9)	(1,132.6)

Total net earnings allocated to the shareholders of the parent	1,386.7	61.7	(1,325.0)

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ANNEX 3

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2013	2014	2013	2014
EUR thousand, except earnings per share	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	128,569	148,379	368,900	299,103
Cost of sales	(78,053)	(85,582)	(249,834)	(170,447)
Gross profit	50,516	62,796	119,067	128,656

Operating expenses:
Selling, general and administrative	(18,599)	(19,902)	(59,496)	(39,087)
Research and development	(15,030)	(15,433)	(45,537)	(29,580)
Restructuring expenses	(671)	(55)	(985)	(80)
Total operating expenses	(34,300)	(35,390)	(106,019)	(68,747)
Earnings from operations	16,215	27,407	13,048	59,909
Net interest income (expense)	(307)	26	(1,050)	(387)
Accretion of interest	—	—	(10)	—
Foreign currency exchange gains (losses)	(4,479)	2,516	(603)	1,661
Result from investments	(31,471)	10,338	1,378,359	10,649
Earnings before income taxes	(20,042)	40,287	1,389,744	71,832
Income tax expense	(3,361)	(5,688)	(5,594)	(10,096)
Net earnings	(23,403)	34,598	1,384,150	61,735

Allocation of net earnings:
Shareholders of the parent	(23,403)	34,598	1,386,743	61,735
Minority interest	—	—	(2,593)	—

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	(0.37)	0.54	21.96	0.97
Diluted net earnings (1)	(0.37)	0.53	21.72	0.95

Weighted average number of shares used in
computing per share amounts (in thousand):
Basic	63,163	63,500	63,163	63,558
Diluted (1)	63,163	64,777	63,839	64,707

Outstanding shares:	63,173	63,651	63,173	63,651

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended June 30, 2014 with 1,277,498 common shares and for the six month ended June 30, 2014 with 1,148,720 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2013	2014
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	312,437	368,337
Accounts receivable, net	83,017	75,204
Inventories, net	104,467	100,781
Income taxes receivable	1,226	184
Deferred tax assets	3,739	2,982
Other current assets	12,521	15,207
Total current assets	517,408	562,695

Debt issuance costs	276	1,402
Deferred tax assets	1,320	2,879
Other intangible assets	5,637	4,805
Goodwill, net	11,421	11,762
Investments	278	278
Associates	943,676	966,895
Other non current assets	634	673
Assets held for sale	738	758
Evaluation tools at customers	13,332	15,820
Property, plant and equipment, net	56,531	61,216
Total Assets	1,551,249	1,629,184

Liabilities and Shareholders' Equity

Accounts payable	44,837	47,328
Other current payables	46,526	49,748
Income taxes payable	10,087	13,749
Total current liabilities	101,450	110,825

Pension liabilities	2,514	2,625
Deferred tax liabilities	35	36
Total Liabilities	103,999	113,485

Total Shareholders' Equity	1,447,249	1,515,698

Total Liabilities and Equity	1,551,249	1,629,184

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
	2013	2014	2013	2014
EUR thousand	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	(23,403)	34,598	1,384,150	61,735
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	5,107	4,962	18,540	10,051
Other	1,234	1,613	2,813	3,218
Result investments	31,523	(10,338)	(1,378,359)	(10,649)
Income taxes	2,983	1,945	(25)	3,956
Changes in other assets and liabilities:
Inventories	80	11,525	(31,102)	5,835
Accounts receivable	(25,384)	4,518	(7,072)	9,493
Accounts payable	(1,352)	(14,737)	5,843	1,220
Other current assets	9,799	(15,762)	7,365	(3,977)
Net cash provided (used) by operating activities	586	18,324	2,153	80,880

Cash flows from investing activities:
Capital expenditures	(206)	(6,451)	(6,944)	(10,578)
Purchase of intangible assets	(212)	(182)	(433)	(181)
Disposal of investments	(340)	—	298,307	—
Proceeds from sale of property, plant and equipment	885	(43)	1,052	131
Net cash used in investing activities	127	(6,675)	291,982	(10,628)

Cash flows from financing activities:
Debt redemption, net	—	—	(21,908)	—
Debt issuance fees paid	—	(1,304)	—	(1,363)
Proceeds from issuance of common shares	40	2,116	1,026	2,893
Proceeds from non consolidated investments	4,726	7,451	4,726	7,451
Dividend to shareholders ASMI	(31,681)	(27,700)	(31,681)	(27,700)
Net cash provided (used) in financing activities	(26,914)	(19,438)	(47,837)	(18,720)
Exchange rate effects	(2,953)	5,343	(1,331)	4,367
Net increase (decrease) in cash and cash equivalents	(29,153)	(2,447)	244,968	55,899
Cash and cash equivalents at beginning of period	564,595	370,784	290,475	312,437
Cash and cash equivalents at end of period	535,442	368,337	535,442	368,337

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per June 30, 2014 the interest in ASMPT amounts to 40%.

	Three months ended June 30, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	128,569	—	128,569
Gross profit	50,516	—	50,516
Earnings from operations	16,215	—	16,215
Net interest expense	(307)	—	(307)
Foreign currency exchange losses	(4,479)	—	(4,479)
Result from investments	—	(31,471)	(31,471)
Income tax expense	(3,361)	—	(3,361)
Net earnings	8,068	(31,471)	(23,403)

Net earnings allocated to:
Shareholders of the parent			(23,403)
Minority interest			—

Capital expenditures and purchase of intangible assets	418	—	418
Depreciation and amortization	4,991	—	4,991
	Three months ended June 30, 2014
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	148,379	—	148,379
Gross profit	62,796	—	62,796
Earnings from operations	27,407	—	27,407
Net interest income	26	—	26
Foreign currency exchange gains	2,516	—	2,516
Result from investments	—	10,338	10,338
Income tax expense	(5,688)	—	(5,688)
Net earnings	24,260	10,338	34,598

Net earnings allocated to:
Shareholders of the parent			34,598
Minority interest			—

Capital expenditures and purchase of intangible assets	6,633	—	6,633
Depreciation and amortization	4,962	—	4,962

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

	Six months ended June 30, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)-2-	(unaudited)
Net sales to unaffiliated customers	208,614	160,286	368,900
Gross profit	80,676	38,390	119,067
Earnings from operations	17,335	(4,287)	13,048
Net interest expense	(738)	(312)	(1,050)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains (losses)	(1,451)	847	(603)
Result from investments	—	1,378,359	1,378,359
Income tax expense	(3,957)	(1,637)	(5,594)
Net earnings	11,188	1,372,962	1,384,150

Net earnings allocated to:
Shareholders of the parent			1,386,743
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	917	6,460	7,377
Depreciation and amortization	9,717	8,591	18,308

Cash and cash equivalents	535,442	—	535,442
Capitalized goodwill	11,193	—	11,193
Other intangible assets	7,556	—	7,556
Investments and Associates	278	1,389,785	1,390,063
Other identifiable assets	302,399	—	302,399
Total assets	858,869	1,389,785	2,246,654
Headcount in full-time equivalents -1-	1,570	—	1,570

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

	Six months ended June 30, 2014
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	299,103	—	299,103
Gross profit	128,656	—	128,656
Earnings from operations	59,909	—	59,909
Net interest expense	(387)	—	(387)
Foreign currency exchange gains	1,661	—	1,661
Result from investments	—	10,649	10,649
Income tax expense	(10,096)	—	(10,096)
Net earnings	51,086	10,649	61,735

Net earnings allocated to:
Shareholders of the parent			61,735
Minority interest			—

Capital expenditures and purchase of intangible assets	10,759	—	10,759
Depreciation and amortization	10,051	—	10,051

Cash and cash equivalents	368,337	—	368,337
Capitalized goodwill	11,762	—	11,762
Other intangible assets	4,805	—	4,805
Investments & Associates	278	966,895	967,173
Other identifiable assets	277,106	—	277,106
Total assets	662,288	966,895	1,629,184
Headcount in full-time equivalents ¹	1,554	—	1,554

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro, therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the second quarter of 2014.

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ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve and pension plans.

The reconciliation between IFRS and US GAAP is as follows:
	Three months ended June 30,		Six months ended June 30,
Net earnings	2013	2014	2013	2014
EUR million, except per share date	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP, net earnings allocated to common shares
Adjustments for IFRS:
Reversal inventory write downs	0.4	—	0.4	0.2
GAAP differences investments	0.2	0.1	0.2	0.3
Goodwill	—	—	9.5	—
Development expenses	(0.4)	(1.5)	1.0	(0.7)
Debt issuance fees	0.1	(1.2)	0.2	(1.1)
Total adjustments	0.3	(2.5)	11.3	(1.4)
IFRS	(23.1)	32.1	1,398.0	60.3

IFRS allocation of net earnings for common shares:
Continued operations	(16.5)	32.1	(9.7)	60.3
Discontinued operations 1)	(6.6)	—	1,407.7	—

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€(0.26)	€0.49	€(0.15)	€0.93
Discontinued operations	€(0.10)	€0.00	€22.05	€0.00
Total operations	€(0.37)	€0.49	21.89\	€0.93

			Shareholders' equity
			December 31,	June 30,
			2013	2014
EUR million				(unaudited)

US GAAP			1,447.2	1,515.7
Adjustments for IFRS:
Goodwill			(0.9)	(0.9)
Debt issuance fees			(0.3)	(1.4)
Reversal inventory write downs			1.8	1.9
Development expenses			47.5	47.5
GAAP differences investments			—	0.3
Pension plans			0.2	0.2
Total adjustments			48.4	47.5
IFRS			1,495.6	1,563.2

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

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